Exhibit 16

March 17, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for BSD Software, Inc. (the "Company") and, under the date of September 24, 2004, we reported on the consolidated financial statements of the Company as of and for the years ended July 31, 2004 and 2003. On January 20, 2005, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4.01 of its Form 8-K dated March 17, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that Stonefield Josephson was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's consolidated financial statements..

Very truly yours,


/s/ KPMG LLP
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